JOHN H. BITNER
312.807.4306
jbitner@bellboyd.com
DIRECT FAX: 312.827.8048

April 15, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Attention:	Ms. Julia E. Griffith Special Counsel Division of Corporation Finance Office of Mergers and Acquisitions
Re:	OfficeMax Incorporated Schedule TO-I Filed March 30, 2005 File No. 005-33834

Ladies and Gentlemen:

        On behalf of OfficeMax Incorporated ("OfficeMax"), for which we are acting as counsel, we submit this response to the comments of the Staff, as set forth in Ms. Griffith's letter dated April 13, 2005 on the subject Issuer Tender Offer Statement on Schedule TO (the "Schedule TO-I"), including the offer to purchase contained therein (the "Offer to Purchase"). This letter should be read in conjunction with the accompanying Amendment No. 2 to the Schedule TO-I which was filed by OfficeMax on the date hereof with the Commission.

        The supplemental information set forth herein has been supplied by OfficeMax for use herein, and all of the responses set forth herein to the Staff's comments have been reviewed and approved by OfficeMax. For convenience, each of the Staff's consecutively numbered comments is repeated here in italics, followed by OfficeMax's response.

        Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase.

Comment:

  Summary Term Sheet, page 1
  What will the purchase price for the shares be and what will be the form of payment?

    1.
    Disclose here that the lower end of OfficeMax's price range for the shares falls below the current market price for the shares. Prominently disclose current market quotes. For guidance regarding this disclosure, see Part II. B. of SEC Release No. 34-43069, available on our website at www.sec.gov.

Response:

        1.     We have added the suggested disclosure at the end of the answer to the question referred to in the Summary Term Sheet on page 2 of the Offer to Purchase. We have also added the suggested disclosure in Section 1 ("Number of Shares; Prices; Priority of Purchase") on page 10 and in Section 8 ("Price Range of Shares; Dividends; Our Rights Agreement") on page 27 of the Offer to Purchase.

Comment:

  The Offer, page 10
  Number of Shares; Price; Priority of Purchase, page 10

    2.
    In light of your offer to purchase the securities of those holders who "check the box" indicating that they will tender their shares at any price at or above the minimum, include disclosure which explains that this feature may have the effect of decreasing the offer price because shares tendered "at the offer price" will effectively be considered available for purchase at the minimum price within the range you have set.

Response:

        2.     We have added the suggested disclosure at the end of the second to last paragraph on page 10 of the Offer to Purchase. That disclosure already appears in the second paragraph on page 15 of the Offer to Purchase, and similar disclosure also appears in the fourth paragraph under IMPORTANT on the second page of text and the first full paragraph on the second page of the Summary Term Sheet.

Comment:

  Procedures for Tendering Shares, page 14

    3.
    We note that holders of shares through the 401(k) program will be required to tender their shares three days before the previous expiration date. Please tell us why you believe that this requirement comports with Rule 13e-4(f)(1), or revise your document.

    4.
    Now that the offer expiration date has been extended, advise us, with a view toward disclosure, what consideration has been given to amending the Schedule TO to reflect the new deadline by which plan participants must execute a Trustee Direction Form in order to have their plan shares purchased by OfficeMax.

Response:

        3.     The Trustee of OfficeMax's 401(k) Plan is the record owner of the shares held in the plan. The Trustee, not the participants in the plan themselves, will tender shares on behalf of the participants who have elected to tender their equivalent shares. Like other record owners, the Trustee can tender shares up to the expiration date. We do not believe the fact that the Trustee needs time to collect the tender directions from the participants in order to tender by the expiration date fails to comport with Rule 13e-4(f)(1) (in the same way that brokers may impose cut-off dates earlier than the offer expiration date for their customers to instruct them to tender). Moreover, due to the extension of the Offer, participants in the plan have more than 20 business days to submit their tender directions to the Trustee.

        4.     OfficeMax has indicated in the Offer to Purchase, in the Summary Term Sheet and in Section 3 ("Procedures for Tendering Shares—Procedures for Participants in Our 401(k) Plan"), that the Depositary must receive a participant's Trustee Direction Form at least four business days before the expiration date. Thus, it should be clear to the participants in the plan that, as a result of the extension of the Offer, the deadline for submitting tender directions to the Depositary has been correspondingly extended. We have, however, revised the Offer to Purchase to tell 401(k) Plan participants that they have until 12:00 Midnight, May 4, 2005 to deliver their Trustee Direction Forms to the Depositary under the Offer, as currently extended.

Comment:

  Conditions of the Offer, page 24

    5.
    If OfficeMax believes that an offer condition has been "triggered" by events that occur while this offer is pending, we expect the company to immediately address this fact and how it intends to proceed. In our view, it is not appropriate to wait until the expiration date of the offer to announce the failure of the offer due to an event that occurred on day two of the offer. Please confirm your understanding supplementally.

Response:

        We confirm that OfficeMax will promptly inform shareholders of OfficeMax's belief that a condition that has been triggered, and of OfficeMax's intended response.

Comment:

  Certain Information Concerning Us, page 28

    6.
    Financial information has been incorporated by reference in response to Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Response:

        Instruction 2(a) to Item 10 of Schedule TO-I states that financial statements are not considered material when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR, each of which applies in the case of OfficeMax's Offer. Accordingly, we believe that OfficeMax's financial statements are not material to the Offer and have amended Item 10(a) of the Schedule TO-I to reflect that financial information is not applicable and to delete the incorporation by reference of information in response to that Item.

Comment:

  Extension of the Offer; Termination; Amendment, page 38

    7.
    We note that that OfficeMax has reserved the right to terminate the exchange offer in its discretion for any reason. This statement, however, appears to be made in addition to the stated conditions on page 24. Revise the disclosure to affirmatively indicate OfficeMax does not retain the right to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if an offeror can terminate an offer for any reason, the offer is illusory.

Response:

        We have changed the second sentence in the first full paragraph on page 38 of the Offer to Purchase to remove the right of OfficeMax to terminate the Offer for any reason other than what has been expressed in the conditions section.

* * *

        OfficeMax has authorized us to make the following statement in this response on its behalf:

  •
  OfficeMax is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  OfficeMax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments regarding the above response, please call the undersigned at (312) 807-4306, J. Craig Walker at (312) 807-4321 or Woon-Wah Siu at (312) 807-4223. You may also contact the undersigned via fax at (312) 827-8048.

Very truly yours,
/s/ JOHN H. BITNER
John H. Bitner
Copies to:	Matthew R. Broad Susan Wagner-Fleming J. Craig Walker Woon-Wah Siu Veronique Fine